UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PERSUANT TO REGULATION A

For the fiscal semiannual period ended:
June 30, 2016

ELIO MOTORS, INC.
(Exact name of issuer as specified in its charter)

Arizona	27-1288581
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2942 North 24th Street, Suite 114-700, Phoenix, Arizona 85016
(Full mailing address of principal executive offices)

(480) 500-6800
(Issuer’s telephone number, including area code)

Item 1.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Since our incorporation in October 2009, we have been engaged primarily in design and development of the Elio and obtained loans, investments and reservations to fund that development.  We are considered to be a development stage company, since we devote substantially all of our efforts to the establishment of our business and planned principal operations have not commenced.  We completed the initial design for the Elio as well as our business model in December 2012.  In 2013, we began accepting reservations for the Elio, purchased manufacturing equipment, built two prototypes and secured a manufacturing facility. During 2014, we sourced suppliers and services providers, built a fourth prototype and applied for the ATVM loan (described below).  In 2015, we built an additional prototype, offered and issued convertible subordinated notes, and filed an offering statement with the SEC under Regulation A, which was approved on November 20, 2015.  The Regulation A offering closed in February 2016.

Cash investment has totaled $25,887,844, net of related expenses, from incorporation through June 30, 2016 and loans have totaled $42,118,219 from incorporation through June 30, 2016.  We have also obtained deposits from persons desiring to reserve an Elio totaling $24,144,605 through June 30, 2016.

Operating Results

We have not yet generated any revenues and do not anticipate doing so until 2017.

For the six months Ended June 30, 2016 Compared to June 30, 2015.  Operating expenses for the six months ended June 30, 2016 increased by 341% over the comparable 2015 period.

Engineering, research and development costs increased $11.4 million or 4465%.  This was a result of $4.6 million in soft tooling and expenses related to the prototype builds for testing and validation purposes and an additional $6 million for ongoing engineering, design and development.

General and administrative expenses increased $1.9 million or 109% as a result of: (1) a $1 million increase in legal, consulting, and accounting fees due to the Regulation A reporting requirements, listing the common stock on the OTCQX, and other related expenses; (2) a $820k increase in guarantee expense related to warrants issued to a director and stockholder as consideration for a personal guarantee to induce PayPal to release $4 million of restricted funds; and (3) an additional $75k in corporate insurance expense.

Sales and marketing expenses increased $1.3 million or 58% as a result of an additional $937k increase in social media, television and print advertisements, a $130k increase in press release fees, $95k increase in credit card fees, and a $94k increase in payroll and payroll related expenses.

Interest expense decreased by 30% due to the cessation of default interest charges at 18% per annum on the note to Racer Trust beginning January 1, 2016.

As a result, our net loss for the six months ended June 30, 2016 was $23,323,962, as compared to $9,165,718 for the comparable 2015 period, an increase of 154%.  Our accumulated deficit was $111,748,607 as of June 30, 2016.

Liquidity and Capital Resources

June 30, 2016.  As of June 30, 2016, we had cash of $1,629,922 and a working capital deficit of $18,478,961, as compared to cash of $6,870,044 and a working capital deficit of $2,325,036 at December 31, 2015.  The increase in the working capital deficit results primarily from a decrease in cash, an increase in accounts payable and interest payable, as well as an increase in the fair value of derivative liability.

We obtained a forbearance agreement until July 31, 2016 with respect to our CH Capital Lending note due July 31, 2015, which is secured by a first position in equipment in the Shreveport, Louisiana manufacturing facility.  The lender is an affiliate of Stuart Lichter, one of our directors and significant stockholders.  We have three loans from Mr. Lichter totaling $1,900,500 which were also due July 31, 2016. We also obtained a deferral of the lease payments on the Shreveport facility until August 1, 2016.  Such payments were to have commenced on August 1, 2015.  The lessor, Shreveport Business Park, is an affiliate of Mr. Lichter.  Subsequent to June 30, 2016, the Company reached an extension agreement with CH Capital Lending until July 29, 2017.  As consideration for the extension, we agreed to issue a five year warrant to purchase 25,000 shares of common stock at an exercise price of $20 per share.  We also entered into a loan extension agreement with Mr. Lichter extending the maturity dates of the three loans totaling $1,900,500 to September 30, 2017.  We also agreed to convert the accrued and projected (through the end of 2017) lease and lease related payments on the Shreveport facility to 430,380 shares of preferred stock. In addition to these agreements, we have received advances from Mr. Lichter totaling $2,450,000.  The advances are evidenced by a convertible note, bearing interest at 5% per annum and maturing September 30, 2022.  The convertible notes have a conversion price of $15 per share.

We also have a long-term loan of $23,000,000 from the Racer Trust which was incurred in March 2013 in connection with the purchase of the equipment at the Shreveport facility.   This loan was to be repaid in monthly installments of $173,500 beginning on November 1, 2013, with the entire remaining balance due September 1, 2016.  We were delinquent on the first payment, which triggered default interest to be charged on the loan at 18% per annum.  Payments made in 2014 were applied to this interest.  In March 2015, we entered into an amendment to the promissory note which deferred the installment payments until January 1, 2016 and extended the maturity date to July 1, 2017.  We were late on the September 2016 payment, which triggered default interest to be charged on the loan at 18% per annum.  A payment was made prior to the issuance of this report, bringing the subordinated promissory note current.

In addition to the agreements made with our lenders to defer cash outlays, we have funded our operations during the six months ended June 30, 2016 primarily through the receipt of customer reservations of $3,464,055, the net proceeds from our Regulation A offering, the release of restricted cash held in customer deposits, and the private placement of our common stock.

In August 2015, we filed an offering statement pursuant to Regulation A of the Securities Act of 1933, which was qualified by the Securities and Exchange Commission on November 20, 2015.  We offered a minimum of 1,050,000 shares of common stock and a maximum of 2,090,000 shares of common stock on a “best efforts” basis, at a price of $12.00 per share.  On February 16, 2016 we closed the Regulation A offering, after issuing 1,410,048 shares of common stock for proceeds of $15,818,153 net of offering expenses.

Future Financing

Much of the vehicle engineering has been completed, and we are finalizing our engineering simulations, which suggest that the important vehicle performance milestones can be achieved.  To date, $52.7 million has been invested in vehicle engineering and development.  We obtained approximately $16.0 million in net proceeds from our Regulation A offering and used the funds for development and prototype build.  Upon completion of this phase, the vehicle production costs, as well as the performance and safety profiles, will be understood to a level that will allow for the kick-off of tooling.  With the development risks addressed, we will then be in a position to raise larger amounts of capital, estimated to be up to an additional $300 million to fund the completion of prototypes, testing, tooling, facility fit-up and move into production.

We are pursuing multiple options for such funding, rather than relying on one source.  We believe funding will come from a combination of short-term and long-term sources and from one or more of the sources discussed below, as well as more traditional sources (not discussed), such as venture equity and/or debt arrangements and capital leasing on equipment.

Customer Reservations.  Customer reservations have provided significant funding for us in the past and we expect reservations to be a significant source of short-term liquidity in the future.  With each progressive step in our development, we have experienced a surge in reservations.  In addition, as we achieve subsequent milestones in the development of the Elio, customer confidence increases.  Accordingly, we expect to see surges in reservations as the following milestones are achieved and announced:  completion of prototypes, testing results, confirmation of mileage, hiring at the manufacturing facility, and, hopefully before production commences, scarcity.

Through June 30, 2016, we have $24,144,605 in reservations, an average of $574,872 per month.  Of this amount, $957,068 was held at June 30, 2016 by credit card processing companies as a percentage of non-refundable reservations.

Sale of Excess Equipment.  We identified equipment in the Shreveport plant that will not be used in production of the Elio and made the equipment available for sale.  Through June 30, 2016, we have received net proceeds of $4.8 million from the sale of equipment, which has been applied to principal and accrued interest on the CH Capital Lending note.  As of June 30, 2016, an additional $1.1 million in equipment was available for sale, which we believe will be sold in 2016.

Advanced Technology Vehicles Manufacturing (ATVM) Loan Program.  In 2007, the Advanced Technology Vehicles Manufacturing (ATVM) Program was established by Congress to support the production of fuel-efficient, advanced technology vehicles and components in the United States.  To date, the program, which is administered by the U.S. Department of Energy’s Loan Programs Office, has made over $8 billion in loans, including loans to Ford ($5.9 billion), Nissan ($1.45 billion) and Tesla ($465 million).  This loan program provides direct loans to automotive or component manufacturers for re-equipping, expanding, or establishing manufacturing facilities in the United States that produce fuel-efficient advanced technology vehicles (ATVs) or qualifying components, or for engineering integration performed in the U.S. for ATVs or qualifying components.  The ATVM loans are made attractive to applicants due to their low interest rates (set at U.S. Treasury rates (approximately 2% to 4%), minimal fees (no application fees or interest rate spread and only a closing fee of 0.1% of loan principal amount), and long loan term life of up to 25 years (set at the assets’ useful life).  In order to qualify, auto manufacturers must be able to deliver “light duty vehicles” having 25% greater fuel economy than comparable models produced in 2005 or “ultra-efficient vehicles” that achieve at least 75 miles per gallon.  In addition, ATVM borrowers must remain financially viable over the life of the loan without the receipt of additional federal funding associated with the proposed project.

The ATVM application process is comprised of 4 stages:
1.	Application – Part I: Determine basic eligibility
2.	Application – Part II: Confirmatory due diligence
3.	Conditional Commitment: Negotiate term sheet
4.	Loan Guarantee: Negotiate final agreements

Elio Motors has completed the first stage by submitting an application for a loan of approximately $185 million, the proceeds of which would be used to partly fund the purchase of equipment and equipment installation into the Shreveport facility prior to and ramp up after the start of production.  As of January 15, 2015, the Department of Energy (DOE) confirmed that the Company achieved the technical criteria for the loan.  Due diligence has been pending upon the confirmation of the Company’s financial backing, as well as establishing a high level of confidence that adequate future sales will occur. The Company has shared its production timing plans with the DOE, including the financing milestones to be achieved to kickoff production tooling in order to meet the Company’s start of production date. While the DOE has acknowledged and seems to be sensitive to the Company’s requirements, it has not made any commitments regarding its ability to meet these funding milestones. The specific terms and conditions of the ATVM loan will be negotiated with each applicant during the conditional commitment stage.  If the Company is unable to obtain a loan under the ATVM Program, it will rely on funding through customer reservations, selling debt and/or equity securities, and possibly CAFE credits.

CAFE Credits.  In 1975 in response to the Arab oil embargo, the U.S. Congress enacted Corporate Average Fuel Economy (CAFE) standards in an effort to reduce U.S. dependence on foreign oil and save on fuel costs through the improvement of U.S. automobile fuel efficiencies.  The National Highway Traffic Safety Administration (NHTSA) is responsible for administering the CAFE program, which was amended in 2007 to establish a trading credit program to incentivize auto manufacturers to further improve vehicle fuel efficiencies.  Auto manufacturers may earn CAFE credits (or be penalized) by exceeding (or failing to meet) increasingly more ambitious compliance standards for the model year of each passenger car or light duty truck produced.  Accumulated CAFE credits are transferable and saleable to other auto manufacturers and can be carried forward up to five years.  Credits (or penalties) are totaled for the manufacturer’s entire production fleet for a particular model year, and are applied at a rate of $55 per 1 mpg above (or below) the standard.  The CAFE standard has been amended to increase mpg for cars and light trucks to 48.7 to 49.7 mpg by 2025.

According to the estimated fuel economy of the Elio, it is expected that we could be well positioned to earn a substantial number of credits, from which we could generate extensive future revenues through the sale and transfer of these credits to other auto industry manufacturers. We have received indications from auto industry manufacturers that they would purchase our credits upon confirmation that we can participate in the CAFE program.  Currently, we do not qualify for participation in the CAFE program, since the Elio is not an automobile.  We have been working with members of Congress and with the former acting head of the NHTSA to permit participation in the program by autocycles.

Item 2.  Other Information

None.

Item 3. Financial Statements

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
BALANCE SHEETS
JUNE 30, 2016 AND DECEMBER 31, 2015

	June 30, 2016	December 31, 2015
Assets	(Unaudited)	(Audited)
Current Assets
Cash	$1,629,922	$6,870,044
Restricted cash held in escrow	1,782,243	3,806,378
Restricted cash held in customer deposits	-	4,000,000
Prepaid expenses	1,813,999	471,170
Other current assets	25,049	336,733
Assets held for sale	1,167,542	2,200,000
Deferred loan costs	170,627	170,628
Total Current Assets	6,589,382	17,854,953

Restricted cash held for customer deposits	2,160,618	1,816,407
Machinery and equipment, net	12,433,144	12,435,481
Facility under capital sublease, net	5,330,508	5,448,964
Deferred loan costs	895,789	981,103
Deferred offering costs	22,140	-
Total Assets	$27,431,581	$38,536,908
Liabilities and Stockholders' Deficit
Current Liabilities
Accounts payable and accrued liabilities	$5,644,752	$3,694,861
Refundable customer deposits	1,203,550	1,092,750
Interest payable, current portion	6,784,207	4,959,444
Derivative liabilities - fair value of warrants	1,395,628	907,703
Notes payable due to related party, net of discount	10,040,206	9,525,231
Total Current Liabilities	25,068,343	20,179,989

Nonrefundable customer deposits	22,941,055	19,587,800
Interest payable, net of current portion	5,885,086	6,757,983
Convertible notes payable, net of discount	570,779	401,013
Notes payable, net of current portion and discount	19,602,993	18,878,146
Capital sublease obligation	6,022,677	6,022,677
Total Liabilities	80,090,933	71,827,608
Commitments and contingencies (see notes to financial statements)
Stockholders' Deficit:
Common stock, no par value, 100,000,000 shares authorized,
26,591,998 and 26,320,322 shares issued and outstanding
on June 30, 2016 and December 31, 2015, respectively	59,089,255	55,133,932
Preferred stock, no par value, 10,000,000 shares authorized,
no shares issued and outstanding	-	-
Accumulated deficit	(111,748,607)	(88,424,632)
Total Stockholders' Deficit	(52,659,352)	(33,290,700)
Total Liabilities and Stockholders Deficit	$27,431,581	$38,536,908

See accompanying notes to financial statements

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015
(UNAUDITED)

	Six Months Ended	Six Months Ended
	June 30, 2016	June 30, 2015
Costs and Expenses:
Engineering, research and development costs	$11,674,930	$255,763
General and administrative expenses	3,597,981	1,720,938
Sales and marketing expenses	3,659,825	2,316,943
Total costs and expenses	18,932,736	4,293,644

Loss from operations	(18,932,736)	(4,293,644)

Other income (expense):
Gain on sale of machinery and equipment	-	658,092
Interest income	6,391	4
Interest expense	(3,871,910)	(5,530,170)
Loss on change in fair value of derivative liability	(525,720)	-
Total other income and expenses	(4,391,239)	(4,872,074)

Net Loss	$(23,323,975)	$(9,165,718)

Weighted-average number of common shares outstanding	26,478,204	25,077,500

Basic loss per share:	$(0.88)	$(0.37)

See accompanying notes to financial statements

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015
(UNAUDITED)

	Six Months Ended	Six Months Ended
	June 30, 2016	June 30, 2015
Cash Flows From Operating Activities
Net Loss	$(23,323,975)	$(9,165,718)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	123,748	150,000
Amortization of discount on notes payable	1,510,663	894,486
Amortization of deferred financing costs	176,697	101,549
Accrued interest on capital sublease obligation	1,536,869	1,359,417
Gain on sale of fixed assets	-	(658,092)
Loss on change in fair value of derivative liability	525,720	-
Change in operating assets and liabilities:
Prepaid expenses and other current assets	(1,031,144)	(249,557)
Deferred offering costs	(22,140)
Accounts payable and accrued liabilities	1,949,894	977,953
Interest payable	(577,510)	2,179,550
Net Cash Used in Operating Activities	(19,131,178)	(4,410,412)

Cash Flows From Investing Activities
Purchases of machinery and equipment	(2,956)	(39,500)
Proceeds from sale of machinery and equipment	1,032,458	1,771,894
Net Cash Provided by Investing Activities	1,029,502	1,732,394

Cash Flows from Financing Activities
Change in restricted cash	5,679,923	(1,055,498)
Customer deposits	3,464,055	2,511,961
Issuance of common stock	3,898,072	-
Common stock issuance costs	(180,496)	-
Repayments of notes payable	-	(499,389)
Payment of deferred financing costs	-	(132,168)
Proceeds from convertible notes	-	2,164,460
Repayments of advances from related party	-	(511,734)
Advances to related party	-	(25,000)
Net Cash Provided by Financing Activities	12,861,554	2,452,632

Net Change in Cash and Cash Equivalents	(5,240,122)	(225,386)
Cash and Cash Equivalents at Beginning of Period	6,870,044	374,652
Cash and Cash Equivalents at End of Period	$1,629,922	$149,266

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$1,225,191	$995,169

Supplemental disclosures of non-cash investing
and financing activities:
Convertible notes payable converted to equity	$199,952	$-
Issuance of warrants	$953,872	$-
Exercise of warrants	$171,307	$-

  See accompanying notes to financial statements

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 JUNE 30, 2016 (UNAUDITED))

The financial information presented should be read in conjunction with the Company’s latest annual audited financial statements to obtain full disclosure information.

NOTE 1	BASIS OF PRESENTAION

The accompanying financial statements have been prepared by the Company, without audit, and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the consolidated financial statements reflect all adjustments (of a normal and recurring nature) which are necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. The results of operations for the six months ended June 30, 2016 are not necessarily indicative of the results to be expected for the entire fiscal year.

NOTE 2	ORGANIZATION AND BUSINESS ACTIVITIES

Elio Motors, Inc., an Arizona corporation (the “Company”), was formed on October 26, 2009. The Company was created to provide affordable transportation to those commuters seeking an alternative to today’s offering and at the same time provide vital American jobs. The Company is in the process of designing a three wheeled vehicle for mass production in the U.S. that achieves ultra-high fuel economy, exceeds safety standards and a targeted base price of $7,300, which excludes options, destination/delivery charges, taxes, title and registration.

Pursuant to the articles of incorporation as amended, the Company is authorized to issue 100,000,000 shares of common stock and 10,000,000 preferred shares. There were no preferred shares issued at June 30, 2016 and December 31, 2015.

NOTE 3	BASIC AND DILUTED LOSS PER COMMON SHARE

Basic and diluted loss per common share common share is computed based on the weighted average number of common shares outstanding. Loss per share excludes the impact of outstanding options and warrants as they are antidilutive. Potential common shares excluded from the calculation at June 30, 2016 relate to 90,171 from warrants, 1,946,378 from options, and 839,180 from convertible notes payable.  At June 30, 2015 the potential common shares excluded relate to 1,887,554 from options, and 361,861 from convertible notes payable.

NOTE 4	FAIR VALUES OF ASSETS AND LIABILITIES

The Company groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 JUNE 30, 2016 (UNAUDITED))

NOTE 4	FAIR VALUES OF ASSETS AND LIABILITIES (CONTINUED)

Level 1—Valuation is based on quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2—Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The Company uses valuation methods and assumptions that consider among other factors the fair value of the underlying stock, risk-free interest rate, volatility, expected life and dividend rates in estimating fair value for the warrants considered to be derivative instruments.

The following table presents the Company’s fair value hierarchy for applicable assets and liabilities measured at fair value on a recurring basis as of June 30, 2016.

	Level 1	Level 2	Level 3	Total
Warrant liabilities	$-	$-	$1,395,628	$1,395,628
Assets held for sale	$-	$-	$1,167,542	$1,167,542

The Company’s recurring Level 3 instruments consisted of stock warrant liabilities and assets held for sale.  Warrant liabilities are valued using the Black-Scholes option pricing model. The significant unobservable inputs used in the fair value measurement of the stock warrant liability are risk-free interest rate over the term of the instrument, time to liquidity event, dividend yield, and volatility of equity.  The change in any of those inputs in isolation would result in a significant change of fair value measurement.  The following table describes the valuation techniques used to calculate the fair value for the warrant liabilities in the Level 3 hierarchy:

	Fair Value at June 30, 2016	Valuation Techniques	Unobservable Input	Weighted Average
Warrant liabilities	$1,395,628	Black-Scholes	Risk-free rate Time to liquidity Dividend yield Volatility	1.70% 4.46 yrs. 0.00% 80.02%

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 JUNE 30, 2016 (UNAUDITED))

NOTE 4	FAIR VALUES OF ASSETS AND LIABILITIES (CONTINUED)

Assets held for sale are being measured at fair value using the unobservable level 3 inputs by estimating the physical condition, functional and economic obsolescence, and the undiscounted cash flow expected from the sale of assets.

The following table presents the Company’s fair value hierarchy for applicable assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
Warrant liabilities	$-	$-	$907,703	$907,703
Assets held for sale	$-	$-	$2,200,000	$2,200,000

The Company’s recurring Level 3 instruments consisted of stock warrant liabilities and assets held for sale.  Warrant liabilities are valued using the Monte Carlo option pricing model. The significant unobservable inputs used in the fair value measurement of the stock warrant liability are risk-free interest rate over the term of the instrument, time to liquidity event, dividend yield, and volatility of equity.  The change in any of those inputs in isolation would result in a significant change of fair value measurement.  The following table describes the valuation techniques used to calculate the fair value for the warrant liabilities in the Level 3 hierarchy:

	Fair Value at December 31, 2015	Valuation Techniques	Unobservable Input	Weighted Average
Warrant liabilities	$907,703	Monte Carlo option pricing method	Risk-free rate Time to liquidity Dividend yield Volatility	1.69% 4.84 yrs. 0.00% 80.16%

Assets held for sale are being measured at fair value using the unobservable level 3 inputs by estimating the physical condition, functional and economic obsolescence, and the undiscounted cash flow expected from the sale of assets.

A reconciliation of the warrant liability measured at fair value on a recurring basis with the use of significant unobservable inputs (level 3) from January 1, 2016 to June 30, 2016 follows:

Balance at January 1, 2016	$907,703
Issuance of warrants	133,512
Change in fair value of warrants included in earnings	525,720
Exercise of warrants	(171,307)
Balance at June 30, 2016	$1,395,628

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 JUNE 30, 2016 (UNAUDITED))

NOTE 5	PROPERTY AND EQUIPMENT

The Company started disposing of excess machinery and equipment from the Shreveport facility with approval of its secured creditors.  For the six months ending June 30, 2016, equipment sales were $1,032,458.  Of this amount $684,413 remains in the escrow account, $356,459 has been applied to the senior promissory notes principal and interest, and the balance paid in fees.

NOTE 6	CUSTOMER DEPOSITS

The Company has received customer deposits ranging from $100 to $1,000 per order for purposes of securing their vehicle production slot.  As of June 30, 2016, the Company received refundable deposits of $1,203,550 which are refundable upon demand. Refundable deposits are included in current liabilities in the accompanying balance sheet.  The Company has received $22,941,055 in nonrefundable deposits.  The nonrefundable deposits are included in long term liabilities in the balance sheet since consumer production is expected to begin late 2017.  As of the date the financial statements were available to be issued, the Company has received $24.4 million of nonrefundable deposits and $1.3 million of refundable deposits.

NOTE 7	DEFERRED OFFERING COSTS

The Company capitalizes certain costs associated with the offering of its stock and adjusts the deferred cost to offset offering proceeds upon closing of the offering or expenses the costs upon abandonment of the offering.

NOTE 8	LONG TERM DEBT

Senior Promissory Note
The Company entered into a forbearance agreement with CH Capital Lending, LLC (“CH Capital”), a related party, which defers the enforcement of long term liabilities in the accompanying balance sheet. The Company started disposing of excess machinery and equipment from the Shreveport facility through agreement with its secured creditors.  Proceeds from the sale are being paid to the CH Capital note. Through June 30, 2016, the amount applied to principal and interest was $3,551,081.

Subordinated Promissory Notes
On March 17, 2015, the Company entered into the first amendment to the subordinated promissory note with RACER.  The first amendment delayed the monthly minimum payments from January 1, 2015 until January 1, 2016.  The first amendment also extended the maturity date from September 1, 2016 to July 1, 2017

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 JUNE 30, 2016 (UNAUDITED))

NOTE 8	LONG TERM DEBT (Continued)

Convertible Subordinated Secured Notes Payable
The Company has executed various convertible subordinated secured notes (“secured convertible notes”) to multiple individuals and trusts.  The notes can be converted into common stock and have a maturity date of September 30, 2022.  The secured convertible notes incur interest, payable upon maturity at 5% per annum on the principal amount.  As of June 30, 2016, the secured convertible notes issued totaled $570,779, net of the beneficial conversion feature and issuance costs.  Accrued interest as of June 30, 2016 amounted to $237,587.

As of June 30, 2016, the Company converted $192,460 of principal and $7,492 of accrued interest from its Tier 1 Convertible Subordinated Notes into 33,437 shares of the Company’s common stock at a conversion price of $5.98.  There have been no Tier 2 Convertible Subordinated Notes converted as of June 30, 2016.  The Company has $4,808,100 outstanding of the Tier 1 and $341,000 outstanding of the Tier 2 Convertible Subordinated Secured Notes as of June 30, 2016.

NOTE 9	COMMON STOCK

On February 16, 2016, the Company closed the Regulation A offering, after issuing a total of 1,410,048 shares of common stock for proceeds of $15,818,153, net of offering expenses.

As of June 30, 2016, the Company issued an additional 33,437 shares of common stock in connection with the conversion of the convertible subordinated secured notes payable as discussed in Note 7.

As of June 30, 2016, the Company issued an additional 8,012 shares of common stock in connection with the exercise of warrants issued in connection with the Regulation A offering.

As of June 30, 2016, the Company issued an additional 63,000 shares of common stock in connection with a private placement for proceeds of $1,071,000.

NOTE 10	COMMITMENTS AND CONTINGENCIES

Sales Discounts
The Company provides a sales discount for nonrefundable deposit customers of up to 50% of the nonrefundable deposit, up to $500 per deposit.  The deposit will be applied toward the purchase of the vehicle at the time of the purchase.  No liability has been recorded for the nonrefundable deposit sales discount since the utilization cannot be reasonably estimated at this time.  Future committed sales discounts offered amounted to approximately $11,470,528 at June 30, 2016.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 JUNE 30, 2016 (UNAUDITED))

NOTE 11	RELATED PARTY TRANSACTIONS

In May 2016, the Company granted an option to purchase 58,824 shares of common stock at an exercise price of $17.00 per share to a director and stockholder of the Company.  The option was granted in consideration of the personal guaranty in the amount of $5,000,000 given by the director to induce a credit card processor to release $4,000,000 of reserved funds.

NOTE 12	SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred through September 22, 2016, which is the date of the filing of these financial statements, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements except as discussed Note 6 and below.

The Company has converted an additional $80,000 of principal and $4,672 of accrued interest from its Tier 1 Convertible Subordinated Notes into 14,159 shares of the Company’s common stock at a conversion price of $5.98 subsequent to June 30, 2016.  There have been no Tier 2 Convertible Subordinated Notes converted subsequent to June 30, 2016.  The Company has $4,728,100 outstanding of the Tier 1 and $341,000 outstanding of the Tier 2 Convertible Subordinated Secured Notes as of the date the financial statements were available to be issued.

On August 12, 2016, the Company circulated an offer that until we reach 65,000 total reservations, non-refundable reservation holders will receive a locked price of $7,300, exclusive of destination/delivery charges, taxes, title, registration and options/installation.  As a special incentive, if non-refundable reservation holders make a binding purchase commitment the locked price is reduced to $7,000.  As of the date the financial statements were available to be issued, the Company has received 59,216 total reservations, of which 16,239 have made binding purchase commitments.

In September 2016, the Company was late on a payment, thereby triggering default interest of 18% per annum on the subordinated promissory note with RACER.  A payment was made prior to the issuance of this report bringing the subordinated promissory note current.

In September 2016, the Company reached a loan extension agreement with CH Capital Lending, LLC a related party, to extend the maturity date of the senior promissory note to July 29, 2017.  As consideration for the extension of the maturity date, the Company agreed to issue a five year warrant to purchase 25,000 shares of common stock at an exercise price of $20 per share.

In September 2016, the Company reached an agreement that converted $4.9 million of accrued rent, common area maintenance charges (CAM), taxes, and insurance, as well as $4.8 million of rent, CAM charges, tax and insurance projected through the end of 2017 into 430,380 shares of preferred stock at an issuance value of $19.75 per share.  The agreement defers the payment of rent, CAM charges, tax, and insurance until the earlier of (a) December 31, 2017 or (b) commencement of commercial vehicle production.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 JUNE 30, 2016 (UNAUDITED))

NOTE12	SUBSEQUENT EVENTS (Continued)

As of the date the financial statements were available to be issued, the Company has received advances totaling $2,450,000 from a director and stockholder of the Company.  The advances are evidenced by a convertible note that can be converted into common stock at a conversion price of $15 per share and has a maturity date of September 30, 2022.  The convertible notes incur interest, payable upon maturity at 5% per annum on the principal amount.  The agreement further stipulates that the director and stockholder of the Company may convert and sell up to 2,500 of these shares per week so long as the trading price per share of common stock is above $19.50.

Item 4.  Exhibits

Exhibit Number	Description	Incorporated by Reference to
3.1	Articles of Incorporation, as amended	Exhibit 2.1 to Offering Statement filed August 28, 2015 (File No. 024-10473)
3.2	Amended and Restated Bylaws	Exhibit 2.2 to Offering Statement filed August 28, 2015 (File No. 024-10473)
4.1	Form of Convertible Subordinated Secured Note due September 30, 2022	Exhibit 3.1 to Offering Statement filed August 28, 2015 (File No. 024-10473)
4.2	Form of Registration Rights Agreement	Exhibit 3.2 to Offering Statement filed August 28, 2015 (File No. 024-10473)
4.3	Form of Pledge and Security Agreement	Exhibit 3.3 to Offering Statement filed August 28, 2015 (File No. 024-10473)
4.4	Form of StartEngine Warrant	Exhibit 3.4 to Offering Statement filed October 21, 2015 (File No. 024-10473)
6.1	Loan and Security Agreement with GemCap Lending I, LLC dated February 28, 2013	Exhibit 6.1 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.2	Loan Agreement Schedule with GemCap Lending I, LLC dated February 28, 2013	Exhibit 6.2 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.3	Continuing Guarantee from Stuart Lichter dated February 28, 2013	Exhibit 6.3 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.4(i)	Amendment Number 4 to the Loan and Security Agreement and Loan Agreement Schedule with CH Capital Lending, LLC dated August 1, 2014	Exhibit 6.4(i) to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.4(ii)	Fourth Amended and Restated Secured Promissory Note (Term Loan) to CH Capital Lending, LLC dated August 1, 2014	Exhibit 6.4(ii) to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.5	Forbearance Agreement with CH Capital Lending, LLC dated July 31, 2015	Exhibit 6.5 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.6	Promissory Note to Racer Trust dated February 28, 2013	Exhibit 6.6 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.7	Security Agreement with Racer Trust dated February 28, 2013	Exhibit 6.7 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.8	First Amendment to Promissory Note with Racer Trust dated March 17, 2015	Exhibit 6.8 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.9	Lease with Shreveport Business Park, LLC dated December 27, 2014	Exhibit 6.9 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.10	First Amendment to Lease with Shreveport Business Park, LLC dated July 31, 2015	Exhibit 6.10 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.11	Promissory Note and Security Agreement to IAV Automotive Engineering, Inc. dated December 5, 2014	Exhibit 6.11 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.12	Installment Payment Agreement with IAV Automotive Engineering, Inc. dated March 13, 2015	Exhibit 6.12 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.13	Promissory Note to Stuart Lichter dated March 6, 2014	Exhibit 6.13 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.14	Promissory Note to Stuart Lichter dated May 30, 2014	Exhibit 6.14 to Offering Statement filed August 28, 2015 (File No. 024-10473)

Exhibit Number	Description	Incorporated by Reference to
6.15	Secured Promissory Note to Stuart Lichter dated June 19, 2014	Exhibit 6.15 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.16	First Amendment to Secured Promissory Note to Stuart Lichter dated July 20, 2015	Exhibit 6.16 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.17	Option Agreement with Stuart Lichter dated as of December 15, 2014	Exhibit 6.17 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.18	Option Agreement with Stuart Lichter dated as of June 29, 2015	Exhibit 6.18 to Offering Statement filed August 28, 2015 (File No. 024-10473)
6.19	2016 Incentive and Nonstatutory Stock Option Plan	Exhibit 10.19 to Registration Statement filed July 25, 2016 (File No. 001-37843)
6.20	Form of Personal Continuing Guaranty from Stuart Lichter	Exhibit 10.20 to Registration Statement filed July 25, 2016 (File No. 001-37843)
6.21	Option Agreement with Stuart Lichter dated as of May 10, 2016	Exhibit 10.21 to Registration Statement filed July 25, 2016 (File No. 001-37843)
6.22	Amendment to Option Agreements with Stuart Lichter dated effective as of May 2016	Exhibit 10.22 to Registration Statement filed July 25, 2016 (File No. 001-37843)
6.23	Independent Contractor Consulting Agreement with Hari Iyer dated June 1, 2016	Exhibit 10.23 to Registration Statement filed July 25, 2016 (File No. 001-37843)
6.24	Loan Extension Agreement with Stuart Lichter dated September 21, 2016

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELIO MOTORS, INC.

Date:	September 21, 2016	By:	/s/ Paul Elio
Paul Elio, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Paul Elio	Chief Executive Officer	September 21, 2016
Paul Elio	(Principal Executive Officer)

/s/ Connie Grennan	Chief Financial Officer (Principal	September 22, 2016
Connie Grennan	Financial Officer and Principal Accounting Officer)